ZEN Graphene Solutions Ltd. Reports on Expressions of Interest for Non-

Brokered Private Placements of Units

Thunder Bay, ON - June 17, 2020, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSXV: ZEN) is pleased to announce it has received expression of interest from investors in an amount of $1,777,000 for the non-brokered private placement (the "Offering") announced on June 15, 2020. These expressions of interest have far exceeded management's expectation and, subject to TSX Venture Exchange (the "Exchange") approval, the Company is working diligently to complete the Offering. Management believes that this highlights the progress ZEN has made in becoming an advanced materials graphene company. Following completion of the Offering, ZEN's cash balance will exceed any balance in recent years thereby ensuring the Company can continue executing its business plan during the COVID-19 pandemic. A subsequent news release will be issued concurrently with the closing of the Offering.

The proceeds of the Offering will be used to fund ongoing work on the Albany Graphite Project including: Graphene research and scale up, COVID-19 initiatives and other graphene application development, and general corporate purposes. All securities issued to purchasers under the Offering will be subject to a four-month hold period from the closing date of the Offering, pursuant to applicable securities legislation and policies of the Exchange. Finders' fees may be paid, as permitted by Exchange policies and applicable securities law.

If you have any questions, please feel free to contact us at 1-705-618-0900, or email us at info@zengraphene.com

About ZEN Graphene Solutions Ltd.

ZEN is an emerging graphene technology solutions company with a focus on the development of graphene-based nanomaterial products and applications. The unique Albany Graphite Project provides the company with a competitive advantage in the potential graphene market as independent labs in Japan, UK, Israel, USA and Canada have independently demonstrated that ZEN's Albany Graphite/Naturally PureTM is an ideal precursor material which easily converts (exfoliates) to graphene, using a variety of mechanical, chemical and electrochemical methods.

For further information:

Dr. Francis Dubé, Chief Executive Officer

Tel: +1 (289) 821-2820

Email: drfdube@zengraphene.com

To find out more on ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward Looking Statements

This news release contains forward-looking statements. More particularly, this news release contains statements concerning the acceptance of the Offering by the TSX Venture Exchange. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.